File No. 333-278642

CIK #0001999870

United States

Securities And Exchange Commission
Washington, DC 20549

Amendment No. 1
to
Registration Statement
on
Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact Name of Trust: Invesco Unit Trusts, ERIES 2366

B.	Name of Depositor: Invesco Capital Markets, Inc.

C.	Complete address of Depositor’s principal executive offices:

11 Greenway Plaza

Houston, Texas 77046-1173

D.	Name and complete address of agents for service:

MORGAN, LEWIS & BOCKIUS LLP	INVESCO CAPITAL MARKETS, INC.
Attention: Thomas S. Harman, Esq.	Attention: John M. Zerr, Esq.
1111 Pennsylvania Avenue, NW	11 Greenway Plaza
Washington, DC 20004	Houston, Texas 77046-1173

E.	Title of securities being registered: Units of fractional undivided beneficial interest.

F.	Approximate date of proposed sale to the public:

As Soon As Practicable After The Effective Date Of The Registration Statement

/X /	Check box if it is proposed that this filing will become effective immediately upon filing on June 7, 2024, pursuant to Rule 487.

The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2024-3

The unit investment trust named above (the “Portfolio”) included in Invesco Unit Trusts, Series 2366, invests in a portfolio of securities. Of course, we cannot guarantee that the Portfolio will achieve its objective.

June 7, 2024

You should read this prospectus and retain it for future reference.

The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.
Any contrary representation is a criminal offense.

The Dow Jones Total Market Portfolio, Enhanced Index Strategy

Investment Objective. The Portfolio seeks above-average capital appreciation.

Principal Investment Strategy. The Portfolio invests in stocks of domestic companies selected by applying separate uniquely specialized enhanced sector strategies1. Invesco Capital Markets, Inc., the Sponsor, implemented the Portfolio strategy using information available as of the close of business on June 3, 2024 (the “Selection Date”). The Portfolio strategy combines ten enhanced sector strategies: the Basic Materials Strategy, the Consumer Goods Strategy, the Consumer Services Strategy, the Energy Strategy, the Financials Strategy, the Health Care Strategy, the Industrials Strategy, the Technology Strategy, the Telecommunications Strategy and the Utilities Strategy. Please refer to “Portfolio Strategies” for details of each enhanced sector strategy. Each strategy makes up that percentage of the initial Portfolio as its respective sector makes up of the Dow Jones U.S. Index. Although each enhanced sector strategy is designed to produce a certain number of stocks, it is possible that a particular strategy could produce less. In particular, the Telecommunications Strategy produced only 4 stocks instead of 10 for this series of the Portfolio. When the Portfolio terminates you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.

The Dow Jones U.S. Index is a widely adopted measure of the U.S. stock market. It is made up of approximately 95% of U.S. stocks, and weighted by float-adjusted market capitalization, excluding the most thinly traded securities. The Dow Jones U.S. Index is broken down into 10 sector indices including the Dow Jones U.S. Basic Materials Index, the Dow Jones U.S. Consumer Goods Index, the Dow Jones U.S. Consumer Services Index, the Dow Jones U.S. Financials Index, the Dow Jones U.S. Health Care Index, the Dow Jones U.S. Industrials Index, the Dow Jones U.S. Oil & Gas Index, the Dow Jones U.S. Technology Index, the Dow Jones U.S. Telecommunications Index and the Dow Jones U.S. Utilities Index.

1	An enhanced index strategy, or in this case, an enhanced sector strategy, refers to a unit investment trust strategy, sponsored by Invesco Capital Markets, Inc., that seeks to outperform an index by investing in an objectively selected subset of stocks from the same index.

Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the “Risk Factors” section before you invest.

The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see “Rights of Unitholders--Rollover”.

Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time.
•	An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.
•	You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio’s profits and losses.

•	The Portfolio’s performance might not sufficiently correspond to published hypothetical performance of the Portfolio’s investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses. The hypothetical performance presented is not the past performance of the Portfolio.
•	The Portfolio invests in stocks of smaller capitalization companies. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Smaller capitalization companies may have limited products or financial resources, management inexperience and less publicly available information.
•	The Portfolio is concentrated in securities issued by companies in the information technology sector. As further discussed in “Risk Factors – Sector Risks,” the information technology sector faces risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.
•	We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

Fee Table

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

	As a % of
	Public	Amount
	Offering	Per 100
Sales Charge	Price	Units
Initial sales charge	0.000%	$ 0.000
Deferred sales charge	1.350	13.500
Creation and development fee	0.500	5.000
Maximum sales charge	1.850%	$18.500
	As a %	Amount
	of Net	Per 100
	Assets	Units

Estimated Organization Costs	0.667%	$6.500
Estimated Annual Expenses
Trustee’s fee and operating expenses	0.418%	$4.073
Supervisory, bookkeeping
and administrative fees	0.056	0.550
Total Estimated Annual Expenses	0.474%	$4.623*

Example

This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio’s annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:

1 year	$ 296
3 years	906
5 years	1,538
10 years	3,227

*	The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.

The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from October 10, 2024 through March 9, 2025. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the “transactional sales charge”. The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see “Public Offering Price - General.”

Essential Information

Unit Price at Initial Date of Deposit	$10.0000
Initial Date of Deposit	June 7, 2024
Mandatory Termination Date	September 12, 2025
Historical 12 Month Distributions[1]	$0.0901 per Unit

Record Dates[2]	10th day of October,
January and April

Distribution Dates[2]	25th day of October,
January and April
CUSIP Numbers	Cash – 461935264
Reinvest – 461935272
Fee Based Cash – 461935280
Fee Based Reinvest – 461935298

1	As of the close of business on the day prior to Initial Date of Deposit. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio’s fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See “Rights of Unitholders--Historical and Estimated Distributions”.
2	The Trustee will make distributions of income and capital on each Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least $0.01 per Unit on such Record Date. Undistributed income and capital will be distributed on the next Distribution Date on which the total cash held for distribution equals at least $0.01 per Unit.

Hypothetical Strategy Performance of The Dow Jones Total Market Portfolio, Enhanced Index Strategy

The table below compares the hypothetical total return of stocks selected using the Portfolio’s investment strategy (the “Hypothetical Strategy Stocks”) with the stocks in the Dow Jones U.S. Index. Hypothetical total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Hypothetical Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. Due to the application of the relevant screens described under “Portfolio Strategies”, small and mid-cap stocks are often more highly represented in the Hypothetical Strategy Stocks than in the Dow Jones U.S. Index, which in certain years, may result in significant differences in relative hypothetical total returns. You should note that the returns shown below are hypothetical annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the hypothetical total return calculations, see “Notes to Hypothetical Performance Table”.

Hypothetical Total Return

	Hypothetical	Dow
	Strategy	Jones
Year	Stocks	U.S. Index
1994	(1.65)%	0.21%
1995	34.72	36.62
1996	24.82	22.02
1997	36.07	31.81
1998	18.58	24.90
1999+	64.94	22.72
2000	21.60	(9.23)
2001	21.80	(11.95)
2002	(6.12)	(22.08)
2003+	52.55	30.75
2004	19.06	12.01
2005	14.07	6.33
2006	10.44	15.63
2007	(2.97)	6.14
2008	(46.84)	(37.15)
2009+	54.41	28.82
2010	20.85	16.72
2011	(3.45)	1.38
2012	10.21	16.56
2013	41.20	32.96
2014	11.05	12.94
2015	(4.39)	0.62
2016	17.40	12.24
2017	17.87	21.48
2018	(14.72)	(4.98)
2019	25.87	31.14
2020	5.26	20.39
2021	23.49	26.47
2022	(19.27)	(19.43)
2023	21.93	26.50
Through 5/31/24	1.42	10.61

+ These returns are the result of extraordinary market events and are not expected to be repeated.

See “Notes to Hypothetical Performance Table”.

The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2024-3

Portfolio
				Cost of
Number			Market Value	Securities to
of Shares		Name of Issuer (1)	per Share (2)	Portfolio (2)
		Basic Materials - 2.03%
	3	Ashland, Inc.	$ 100.240	$ 300.72
	2	Celanese Corporation	147.200	294.40
	4	CF Industries Holdings, Inc.	77.300	309.20
	18	Cleveland-Cliffs, Inc.	16.050	288.90
	5	Commercial Metals Company	53.460	267.30
	5	Corteva, Inc.	54.920	274.60
	5	Dow, Inc.	55.680	278.40
	4	DuPont de Nemours, Inc.	80.250	321.00
	3	Eastman Chemical Company	101.010	303.03
	5	FMC Corporation	58.680	293.40
	12	Huntsman Corporation	23.700	284.40
	3	International Flavors & Fragrances, Inc.	97.900	293.70
+	3	LyondellBasell Industries, N.V.	95.240	285.72
	10	Mosaic Company	29.060	290.60
	1	NewMarket Corporation	537.480	537.48
	7	Newmont Corporation	42.500	297.50
	2	Nucor Corporation	163.340	326.68
	6	Olin Corporation	50.210	301.26
	2	PPG Industries, Inc.	130.620	261.24
	4	Scotts Miracle-Gro Company - CL A	67.530	270.12
		Consumer Goods - 6.36%
+	12	Aptiv plc	81.300	975.60
	8	Autoliv, Inc.	119.740	957.92
	4	Constellation Brands, Inc. - CL A	250.110	1,000.44
	5	e.l.f. Beauty, Inc.	183.510	917.55
	21	General Motors Company	45.610	957.81
	28	Gentex Corporation	34.240	958.72
	16	Hasbro, Inc.	58.390	934.24
	28	Keurig Dr Pepper, Inc.	34.510	966.28
	11	Lamb Weston Holdings, Inc.	86.050	946.55
	8	Lear Corporation	122.380	979.04
	18	Molson Coors Beverage Company - CL B	52.860	951.48
	28	Pilgrim’s Pride Corporation	34.240	958.72
	8	PulteGroup, Inc.	114.490	915.92
	8	PVH Corporation	121.310	970.48
	5	Ralph Lauren Corporation - CL A	181.980	909.90
	13	Skechers U.S.A., Inc. - CL A	71.050	923.65
	22	Tapestry, Inc.	43.550	958.10
	8	Toll Brothers, Inc.	118.790	950.32
	17	Tyson Foods, Inc. - CL A	56.380	958.46
	52	WK Kellogg Company	18.260	949.52

The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2024-3

Portfolio (continued)
				Cost of
Number			Market Value	Securities to
of Shares		Name of Issuer (1)	per Share (2)	Portfolio (2)
		Consumer Services - 11.86%
	27	Advance Auto Parts, Inc.	$ 64.560	$ 1,743.12
	10	Amazon.com, Inc.	185.000	1,850.00
	8	Burlington Stores, Inc.	233.900	1,871.20
	6	Charter Communications, Inc. - CL A	279.360	1,676.16
	77	Chewy, Inc. - CL A	23.850	1,836.45
	46	Dutch Bros, Inc. - CL A	38.610	1,776.06
	15	Expedia Group, Inc.	120.310	1,804.65
	68	Gap, Inc.	25.760	1,751.68
	34	Kroger Company	51.950	1,766.30
	25	Liberty Media Corp-Liberty Formula One	71.410	1,785.25
	19	Live Nation Entertainment, Inc.	92.250	1,752.75
	11	Nexstar Media Group, Inc.	156.740	1,724.14
+	97	Norwegian Cruise Line Holdings, Ltd.	18.170	1,762.49
	148	Paramount Global - CL B	11.970	1,771.56
	25	Performance Food Group Company	70.680	1,767.00
	27	Planet Fitness, Inc. - CL A	65.930	1,780.11
	63	Southwest Airlines Company	27.850	1,754.55
	33	United Airlines Holdings, Inc.	53.300	1,758.90
	18	Walt Disney Company	101.210	1,821.78
	19	Wynn Resorts, Ltd.	92.480	1,757.12
		Energy - 4.00%
	20	APA Corporation	29.230	584.60
	19	Baker Hughes Company - CL A	31.750	603.25
	4	Cheniere Energy, Inc.	160.590	642.36
	4	Chord Energy Corporation	167.960	671.84
	5	ConocoPhillips	112.200	561.00
	13	Devon Energy Corporation	46.760	607.88
	5	EOG Resources, Inc.	121.210	606.05
	5	Exxon Mobil Corporation	113.970	569.85
	18	Halliburton Company	33.820	608.76
	11	HF Sinclair Corporation	53.990	593.89
	3	Marathon Petroleum Corporation	175.730	527.19
	10	Matador Resources Company	58.430	584.30
	15	Murphy Oil Corporation	40.020	600.30
	25	New Fortress Energy, Inc. - CL A	23.660	591.50
	35	NOV, Inc.	17.400	609.00
	12	Ovintiv, Inc.	48.370	580.44
	39	Permian Resources Corporation - CL A	15.480	603.72
+	14	SLB	43.660	611.24
	5	Targa Resources Corporation	117.980	589.90
	4	Valero Energy Corporation	155.770	623.08

The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2024-3

Portfolio (continued)
				Cost of
Number			Market Value	Securities to
of Shares		Name of Issuer (1)	per Share (2)	Portfolio (2)
		Financials - 15.18%
	13	Assurant, Inc.	$ 172.520	$ 2,242.76
+	32	Axis Capital Holdings, Ltd.	72.080	2,306.56
	59	Bank OZK	39.010	2,301.59
	17	Capital One Financial Corporation	136.370	2,318.29
	37	Citigroup, Inc.	61.940	2,291.78
	50	CNA Financial Corporation	44.580	2,229.00
	47	Comerica, Inc.	48.500	2,279.50
	78	Corebridge Financial, Inc.	28.920	2,255.76
	32	East West Bancorp, Inc.	72.290	2,313.28
+	6	Everest Group, Ltd.	379.660	2,277.96
	97	Franklin Resources, Inc.	23.220	2,252.34
	23	Hartford Financial Services Group, Inc.	99.760	2,294.48
	70	Lincoln National Corporation	32.370	2,265.90
	32	MetLife, Inc.	70.040	2,241.28
	47	OneMain Holdings, Inc.	48.310	2,270.57
	19	Prudential Financial, Inc.	117.210	2,226.99
	53	Synchrony Financial	43.060	2,282.18
	44	Unum Group	51.540	2,267.76
	55	Webster Financial Corporation	41.670	2,291.85
	38	Western Alliance Bancorporation	58.960	2,240.48
		Health Care - 11.56%
	10	AbbVie, Inc.	168.570	1,685.70
+	72	Alkermes plc	24.160	1,739.52
	7	Biogen, Inc.	231.990	1,623.93
	25	Centene Corporation	70.440	1,761.00
	29	CVS Health Corporation	60.940	1,767.26
	12	DaVita, Inc.	143.840	1,726.08
	27	Gilead Sciences, Inc.	63.850	1,723.95
	34	Halozyme Therapeutics, Inc.	51.440	1,748.96
	29	Incyte Corporation	58.410	1,693.89
+	16	Jazz Pharmaceuticals plc	106.320	1,701.12
	12	Johnson & Johnson	146.420	1,757.04
	6	Molina Healthcare, Inc.	313.400	1,880.40
	83	Organon & Company	20.670	1,715.61
+	64	Perrigo Company plc	27.000	1,728.00
	92	Premier, Inc. - CL A	18.940	1,742.48
	142	Sotera Health Company	12.500	1,775.00
	13	Tenet Healthcare Corporation	134.680	1,750.84
	6	United Therapeutics Corporation	276.400	1,658.40
	167	Viatris, Inc.	10.420	1,740.14
	15	Zimmer Biomet Holdings, Inc.	113.370	1,700.55

The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2024-3

Portfolio (continued)
				Cost of
Number			Market Value	Securities to
of Shares		Name of Issuer (1)	per Share (2)	Portfolio (2)
		Industrials - 10.95%
	7	Acuity Brands, Inc.	$ 251.900	$ 1,763.30
	10	Advanced Drainage Systems, Inc.	162.860	1,628.60
	22	Allison Transmission Holdings, Inc.	73.060	1,607.32
	14	Armstrong World Industries, Inc.	115.170	1,612.38
	4	Carlisle Companies, Inc.	407.500	1,630.00
	5	Caterpillar, Inc.	328.290	1,641.45
	6	Cummins, Inc.	274.220	1,645.32
	4	EMCOR Group, Inc.	374.250	1,497.00
	15	Euronet Worldwide, Inc.	113.230	1,698.45
	22	Fidelity National Information Services, Inc.	76.370	1,680.14
	14	Kirby Corporation	119.550	1,673.70
	11	Leidos Holdings, Inc.	144.240	1,586.64
	15	MasTec, Inc.	108.380	1,625.70
	30	NEXTracker, Inc. - CL A	55.810	1,674.30
	9	Owens Corning	176.560	1,589.04
	23	TransUnion	73.260	1,684.98
	14	UFP Industries, Inc.	115.190	1,612.66
	19	Vertiv Holdings Company - CL A	88.000	1,672.00
	10	Westinghouse Air Brake Technologies Corportion	164.000	1,640.00
	9	Woodward, Inc.	182.070	1,638.63
		Technology - 34.84%
	58	Akamai Technologies, Inc.	90.020	5,221.16
	30	Alphabet, Inc. - CL A	176.730	5,301.90
	29	Alphabet, Inc. - CL C	178.350	5,172.15
+	68	Amdocs, Ltd.	76.690	5,214.92
	41	Axcelis Technologies, Inc.	127.320	5,220.12
	106	Ciena Corporation	48.560	5,147.36
	44	Cirrus Logic, Inc.	118.870	5,230.28
	40	Entegris, Inc.	130.830	5,233.20
	29	EPAM Systems, Inc.	175.210	5,081.09
+	32	Garmin, Ltd.	163.910	5,245.12
	114	Lumentum Holdings, Inc.	45.590	5,197.26
	11	Meta Platforms, Inc. - CL A	493.760	5,431.36
	40	MKS Instruments, Inc.	129.440	5,177.60
	60	Okta, Inc. - CL A	87.690	5,261.40
	21	Salesforce, Inc.	242.760	5,097.96
	57	Skyworks Solutions, Inc.	91.720	5,228.04
	108	SolarEdge Technologies, Inc.	48.320	5,218.56
	40	TD SYNNEX Corporation	129.820	5,192.80
	91	Twilio, Inc. - CL A	57.380	5,221.58
	83	Zoom Video Communications, Inc. - CL A	63.110	5,238.13

The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2024-3

Portfolio (continued)
			Cost of
Number		Market Value	Securities to
of Shares	Name of Issuer (1)	per Share (2)	Portfolio (2)
	Telecommunications - 0.80%
34	AT&T, Inc.	$ 18.280	$ 621.52
24	Frontier Communications Parent, Inc.	26.180	628.32
3	T-Mobile US, Inc.	179.770	539.31
15	Verizon Communications, Inc.	41.330	619.95
	Utilities - 2.42%
5	Ameren Corporation	72.100	360.50
3	American Water Works Company, Inc.	130.620	391.86
10	Avista Corporation	35.530	355.30
7	Black Hills Corporation	54.220	379.54
13	Clearway Energy, Inc. - CL C	27.730	360.49
7	Dominion Energy, Inc.	52.270	365.89
3	Entergy Corporation	109.850	329.55
10	Essential Utilities, Inc.	37.690	376.90
7	Evergy, Inc.	53.410	373.87
6	Eversource Energy	58.830	352.98
10	Exelon Corporation	36.520	365.20
6	National Fuel Gas Company	56.090	336.54
5	NextEra Energy, Inc.	76.700	383.50
13	NiSource Inc	28.540	371.02
6	ONE Gas, Inc.	60.670	364.02
20	PG&E Corporation	18.210	364.20
8	Portland General Electric Company	43.300	346.40
6	Spire, Inc.	60.120	360.72
4	WEC Energy Group, Inc.	80.350	321.40
7	Xcel Energy, Inc.	54.820	383.74

4,773			$ 299,458.27

See “Notes to Portfolio”.

Enhanced Sector Strategies of The Dow Jones Total Market Portfolio, Enhanced Index Strategy

The following section sets forth the enhanced sector strategies used by The Dow Jones Total Market Portfolio, Enhanced Index Strategy.

Basic Materials Strategy

Beginning with the stocks in the Dow Jones U.S. Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Basic Materials Index from highest to lowest based on the following strategy screens:

•	Dividend Yield,
•	Operating Margin,
•	Price/Book Value Ratio,
•	Price/Free Cash Flow Ratio,
•	Price/Sales Ratio, and
•	Price/Sales to Five-Year Average.

Please refer to the “Glossary of Strategy Screens” for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Basic Materials Index. The strategy then ranks the stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Price/Book Value Ratio is ranked higher. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest total score, if the company is an affiliate of the Sponsor, if there is any restriction on the Sponsor’s ability to purchase a company’s stock, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

Consumer Goods Strategy

Beginning with the stocks in the Dow Jones U.S. Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Consumer Goods Index from highest to lowest based on the following strategy screens:

•	Dividend Yield to Five-Year Median,
•	Long-Term Expected Profit Growth,
•	One-Year Earnings Growth,
•	Operating Income Change Last Quarter,
•	Price/Cash Flow Ratio, and
•	Total Return for the Past Six Months.

Please refer to the “Glossary of Strategy Screens” for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Consumer Goods Index. The strategy then ranks the stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Long-Term Expected Profit Growth is ranked higher. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest total score, if the company is an affiliate of the Sponsor, if there is any restriction on the Sponsor’s ability to purchase a company’s stock, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

Consumer Services Strategy

Beginning with the stocks in the Dow Jones U.S. Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Consumer Services Index from highest to lowest based on the following strategy screens:

•	Cash Flow to Net Income,
•	EPS Change Last Quarter,
•	Long-Term Expected Profit Growth,
•	Price/Earnings Ratio,
•	Price/Sales to Five-Year Average, and
•	Total Return for the Past Six Months.

Please refer to the “Glossary of Strategy Screens” for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Consumer Services Index. The strategy then ranks the stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Long-Term Expected Profit Growth is ranked higher. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest total score, if the company is an affiliate of the Sponsor, if there is any restriction on the Sponsor’s ability to purchase a company’s stock, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

Energy Strategy

Beginning with the stocks in the Dow Jones U.S. Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Oil & Gas Index from highest to lowest based on the following strategy screens:

•	Enterprise Value to EBITDA,
•	Five-Year Earnings Growth,
•	Gross Margin Trend,
•	Long-Term Expected Profit Growth,
•	Price/Sales Value Ratio, and
•	Price/Sales to Three-Year Average.

Please refer to the “Glossary of Strategy Screens” for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Oil & Gas Index. The strategy then ranks the stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Long-Term Expected Profit Growth is ranked higher. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest total score, if the company is an affiliate of the Sponsor, if there is any restriction on the Sponsor’s ability to purchase a company’s stock, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

Financials Strategy

Beginning with the stocks in the Dow Jones U.S. Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Financials Index from highest to lowest based on the following strategy screens:

•	Earnings Predictability,
•	Long-Term Expected Profit Growth,
•	Price/Earnings Ratio,
•	Price/Book Value Ratio,
•	Price/Sales Ratio, and
•	Tangible Book One-Year Change.

Please refer to the “Glossary of Strategy Screens” for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Financials Index. The strategy then ranks the stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Tangible Book One-Year Change is ranked higher. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest total score, if the company is an affiliate of the Sponsor, if there is any restriction on the Sponsor’s ability to purchase a company’s stock, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

Health Care Strategy

Beginning with the stocks in the Dow Jones U.S. Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Health Care Index from highest to lowest based on the following strategy screens:

•	Enterprise Value to EBITDA,
•	Gross Margin,
•	One-Year Net Income Growth,
•	Price/Earnings Ratio,
•	Price/Free Cash Flow Ratio, and
•	Return on Equity.

Please refer to the “Glossary of Strategy Screens” for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Health Care Index. The strategy then ranks the stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Return on Equity is ranked higher. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest total score, if the company is an affiliate of the Sponsor, if there is any restriction on the Sponsor’s ability to purchase a company’s stock, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

Industrials Strategy

Beginning with the stocks in the Dow Jones U.S. Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Industrials Index from highest to lowest based on the following strategy screens:

•	EPS Revisions Current Quarter,
•	EPS Surprise Last Quarter,
•	Long-Term Expected Profit Growth,
•	Price/Earnings Ratio,
•	Price/Free Cash Flow Ratio and
•	Total Return for the Past Six Months.

Please refer to the “Glossary of Strategy Screens” for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Industrials Index. The strategy then ranks the stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Price/Earnings Ratio is ranked higher. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest total score, if the company is an affiliate of the Sponsor, if there is any restriction on the Sponsor’s ability to purchase a company’s stock, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

Technology Strategy

Beginning with the stocks in the Dow Jones U.S. Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Technology Index from highest to lowest based on the following strategy screens:

•	Net Profit Margin,
•	Price/Book Value Ratio,
•	Price/Sales Ratio,
•	Price/Sales to Five-Year Average,
•	Tangible Book Five-Year Change, and
•	Total Return for the Past Six Months.

Please refer to the “Glossary of Strategy Screens” for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Technology Index. The strategy then ranks the stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Total Return for the Past Six Months is ranked higher. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest total score, if the company is an affiliate of the Sponsor, if there is any restriction on the Sponsor’s ability to purchase a company’s stock, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

Telecommunications Strategy

Beginning with the stocks in the Dow Jones U.S. Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Telecommunications Index from highest to lowest based on the following strategy screens:

•	Asset Turnover Trend,
•	Dividend Yield,
•	Enterprise Value to EBITDA,
•	Price/Cash Flow Ratio,
•	Three-Year Sales Growth, and
•	Total Return for the Past Six Months.

Please refer to the “Glossary of Strategy Screens” for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Telecommunications Index. The strategy then ranks the stocks by total score and selects the top 10 stocks. If two stocks are assigned the same total score, the stock with the higher score for Enterprise Value to EBITDA is ranked higher. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest total score, if the company is an affiliate of the Sponsor, if there is any restriction on the Sponsor’s ability to purchase a company’s stock, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

Utilities Strategy

Beginning with the stocks in the Dow Jones U.S. Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Utilities Index from highest to lowest based on the following strategy screens:

•	EBIT Margin,
•	Long-Term Expected Profit Growth,
•	Price/Earnings Ratio,
•	Price/Book Value Ratio versus Three-Year Average,
•	Price/Cash Flow Ratio, and
•	Price/Sales to Three-Year Average.

Please refer to the “Glossary of Strategy Screens” for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Utilities Index. The strategy then ranks the stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Price/Earnings Ratio is ranked higher. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest total score, if the company is an affiliate of the Sponsor, if there is any restriction on the Sponsor’s ability to purchase a company’s stock, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

Glossary of Strategy Screens

Asset Turnover Trend – The median asset turnover for the four most recent fiscal quarters divided by the median asset turnover of the 12 most recent fiscal quarters. Asset turnover is the sum of the four most recent fiscal quarters of sales divided by the average of the four most recent fiscal quarters of assets.

Cash Flow to Net Income – Sum of the four most recent fiscal quarters of cash flow divided by sum of the four most recent fiscal quarters of net income. Cash flow is defined as income before extraordinary items plus depreciation and amortization.

Dividend Yield – The indicated annual dividend divided by the current stock price.

Dividend Yield to Five-Year Median – Current dividend yield divided by the median dividend yield over the past 60 months.

Earnings Predictability – A ratio measuring of the stability of year-to-year earnings growth over the past 20 fiscal quarters. Calculated by dividing the standard deviation of year-to-year changes in per-share earnings by the average year-to-year change in per-share earnings.

EBIT Margin – Earnings before interest and taxes (EBIT) divided by sales.

Enterprise Value to EBITDA – Enterprise value divided by earnings before interest, taxes, depreciation, and amortization. Enterprise value equals stock market capitalization plus sum of debt and preferred stock minus cash and cash equivalents.

EPS Change Last Quarter – Year-to-year change in operating earnings per share. Operating earnings exclude the effect of all nonrecurring items, including cumulative effect of accounting changes, discontinued operations, extraordinary items, special items, and one-time income tax expenses/benefits.

EPS Revisions Current Quarter – The net percentage of positive profit-estimate revisions, as provided by Capital IQ*. First, the number of earnings estimates for the next fiscal quarter that have been decreased over the past 90 days are subtracted from the number that have been increased. Next, that result is divided by the total number of earnings estimates for the fiscal quarter.

EPS Surprise Last Quarter – The difference between last fiscal quarter’s actual earnings per share and the average of analysts’ earnings estimates as provided by Capital IQ*, divided by the absolute value of the actual earnings per share.

Five-Year Earnings Growth – The difference between operating earnings per share in the most recent four fiscal quarters and operating earnings per share in the four fiscal quarters five years earlier, expressed as a percentage.

Gross Margin – Net sales in most recent four fiscal quarters minus cost of goods sold in most recent four fiscal quarters, with this total then divided by net sales.

Gross Margin Trend – The median gross margin over the past four fiscal quarters divided by median gross margin over the past 12 fiscal quarters.

Long-Term Expected Profit Growth – The simple average of analysts’ estimates for five-year growth in earnings per share, as provided by Capital IQ*.

Net Profit Margin – Net income divided by sales.

One-Year Earnings Growth – The difference between operating earnings per share in the most recent four fiscal quarters divided by operating earnings per share in the four fiscal quarters one year earlier, expressed as a percentage.

One-Year Net Income Growth – The difference between net earnings per share in the most recent four fiscal quarters and net earnings per share in the four fiscal quarters one year earlier, expressed as a percentage. Net earnings exclude discontinued operations and extraordinary items.

Operating Margin – Operating income before depreciation divided by sales, calculated for most recent four fiscal quarters.

Operating Income Change Last Quarter – The difference between operating income in the latest fiscal quarter and the year-earlier fiscal quarter.

Price/Earnings Ratio – Stock price divided by earnings per share from operations over past four fiscal quarters.

Price/Book Value Ratio – Stock price divided by current book value per share.

Price/Book Value Ratio versus Three-Year Average – The current price/book value ratio divided by the median of the price/book value ratio over the past 36 months.

Price/Cash Flow Ratio – Stock price divided by per-share cash flow over past four fiscal quarters, with cash flow defined as net income plus depreciation and amortization.

Price/Free Cash Flow Ratio – Stock price divided by per-share free cash flow over past four fiscal quarters. Free cash flow represents the net change in cash from all items classified in the operating activities section on a statement of cash flows, minus capital spending and cash dividends.

Price/Sales Ratio – Stock price divided by per-share sales over most recent four fiscal quarters.

Price/Sales to Three-Year Average – Current price/sales ratio divided by median price/sales ratio over past 36 months.

Price/Sales to Five-Year Average – Current price/sales ratio divided by median price/sales ratio over past 60 months.

Return on Equity – Income before extraordinary items over most recent four fiscal quarters divided by average for common equity over four most recent fiscal quarters.

Tangible Book One-Year Change – The change in tangible shareholders equity per share over the most recent year. Tangible shareholders equity equals shareholders equity minus intangible assets, such as goodwill.

Tangible Book Five-Year Change – The change in tangible shareholders equity per share over the past five years. Tangible shareholders equity equals shareholders equity minus intangible assets, such as goodwill.

Three-Year Sales Growth – The difference between per-share sales in the most recent four fiscal quarters and per-share sales in the four fiscal quarters three years earlier, expressed as a percentage.

Total Return for the Past Six Months – The percentage return on a stock over most recent six months, reflecting dividends and change in price on the principal exchange where the stock is traded.

Notes to Hypothetical Performance Table

The hypothetical strategy stocks for each applicable time period in a table were identified by applying the strategy of the Dow Jones Total Market Portfolio, Enhanced Index Strategy on the last trading day of the prior period on the principal trading exchange. It should be noted that the stocks in the table are not the same stocks from year to year and may not be the same stocks as those included in your Portfolio. Hypothetical total return for each period was calculated by (1) subtracting the closing sale price of the stocks on the last trading day of the prior period from the closing sale price of the stocks on the last trading day of the period, (2) adding dividends paid during that period and (3) dividing the result by the closing sale price of the stocks on the last trading day of the prior period and reducing this amount by typical annual Portfolio operating expenses and sales charges. Average annual total return reflects annualized change while total return reflects aggregate change and is not annualized. The sales charge used for the hypothetical total returns at the beginning of each period is 1.85%. Adjustments were made to reflect events such as stock splits and corporate spinoffs. Hypothetical total return does not take into consideration commissions or taxes that will be incurred by Unitholders. With respect to foreign securities, all values are converted into U.S. dollars using the applicable currency exchange rate.

The table represents hypothetical past performance of the strategy of the Dow Jones Total Market Portfolio, Enhanced Index Strategy (not the Portfolio) and is not a guarantee or indication of future performance of the Portfolio. The hypothetical performance is the retroactive application of a strategy designed with the full benefit of hindsight. Unitholders will not necessarily realize as high a total return as the hypothetical returns in the table for several reasons including, among others: the total return figures in the table do not reflect commissions paid by the Portfolio on the purchase of Securities or taxes incurred by Unitholders; the Portfolio is established at different times of the year; the Portfolio may not be able to invest equally in the Securities according to the strategy weightings and may not be fully invested at all times; the Portfolio may be subject to specific investment exclusions or restrictions; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; the stock prices on a strategy’s implementation date may be different from prices on the Initial Date of Deposit; extraordinary market events that are not expected to be repeated and may have affected performance; and currency exchange rates will be different. In addition, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect actual returns. There can be no assurance that your Portfolio will outperform its comparison stock index over its life or future rollover periods, if available. The Sponsor uses data furnished by Bloomberg L.P., Horizon Investment Services, FactSet, Capital IQ and S&P Dow Jones Indices, a CME Group company, to implement the strategy and to generate the information contained in the table. These data sources are applied in a consistent manner without the use of discretion. The Sponsor has not independently verified the data obtained from these sources but has no reason to believe that this data is incorrect in any material respect.

The Dow Jones U.S. Index and its related indices are unmanaged, are not subject to fees and are not available for direct investment.

Notes to Portfolio

(1)	The Securities are initially represented by “regular way” contracts to purchase the Securities. A letter of credit has been deposited with the Trustee covering the funds necessary for the purchase of the Securities as of the close of business on the last business day prior to the inception date of the Portfolio. The Sponsor has instructed the Trustee to purchase the securities on behalf of the Portfolio at the opening of business on the inception date of the Portfolio and are expected to settle within one business day (see “The Portfolio”).
(2)	The valuation of the Securities has been determined by the Evaluator as of the close of business on the last business day prior to the inception date of the Portfolio. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, “Fair Value Measurement,” the Portfolio’s investments are classified as Level 1, which refers to securities traded in an active market.
“+”	indicates that the security was issued by a foreign company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sponsor and Unitholders of Invesco Unit Trusts, Series 2366:

Opinion on the Financial Statements

We have audited the accompanying statement of condition (including the related portfolio schedule) of The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2024-3 (included in Invesco Unit Trusts, Series 2366 (the “Trust”)) as of June 7, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of June 7, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Invesco Capital Markets, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of condition as of June 7, 2024 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Invesco Capital Markets, Inc. and its predecessors, since 1976.

New York, New York
June 7, 2024

STATEMENT OF CONDITION
As of June 7, 2024

INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)	$ 299,458
Total	$ 299,458
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
Organization costs (2)	$ 1,946
Deferred sales charge liability (3)	4,043
Creation and development fee liability (4)	1,497
Interest of Unitholders--
Cost to investors (5)	299,458
Less: deferred sales charge, creation and development fee and organization costs (2)(4)(5)(6)	7,486
Net interest to Unitholders (5)	291,972
Total	$ 299,458
Units outstanding	29,946
Net asset value per Unit	$ 9.750

(1)	The value of the Securities is determined by the Evaluator on the bases set forth under “Public Offering--Unit Price”. The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which has been deposited with the Trustee.
(2)	A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Portfolio. The amount of these costs are set forth in the “Fee Table”. A distribution will be made as of the earlier of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of the Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.
(3)	Represents the amount of mandatory distributions from the Portfolio on the bases set forth under “Public Offering”.
(4)	The creation and development fee is payable by the Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.
(5)	The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under “Public Offering”.
(6)	Assumes the maximum sales charge.

THE PORTFOLIO

The Portfolio was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the “Trust Agreement”), dated the date of this prospectus (the “Initial Date of Deposit”), among Invesco Capital Markets, Inc., as Sponsor and Evaluator, Invesco Investment Advisers LLC, as Supervisor, and The Bank of New York Mellon, as Trustee.

The Portfolio offers investors the opportunity to purchase Units representing proportionate interests in the portfolio of equity securities. The Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually.

On the Initial Date of Deposit, the Sponsor deposited contracts to purchase Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolio. Unless otherwise terminated as provided in the Trust Agreement, the Portfolio will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term “Securities” means the securities (including contracts to purchase these securities) listed in the “Portfolio” and any additional securities deposited into the Portfolio.

Additional Units of the Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by the Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into the Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolio will pay the associated brokerage or acquisition fees. In addition, during the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Portfolio that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the per Unit amount of historical annual distributions will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed to the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

The Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the “Portfolio” as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the

Trustee shall be liable in any way for any contract failure in any of the Securities.

OBJECTIVE AND SECURITIES SELECTION

The objective and investment strategy of the Portfolio is described in the Portfolio sections. There is no assurance that the Portfolio will achieve its objective.

With respect to the Dow Jones Total Market Portfolio, Enhanced Index Strategy, the Portfolio was selected by the Sponsor based upon information provided by Horizon Investment Services, LLC, the Portfolio Consultant, using its Quadrix stock rating system.

The Dow Jones Total Market Portfolio, Enhanced Index Strategy offers the potential to achieve better performance than the related index through index-based investment strategies. The strategy may also offer the potential for less volatility or potential for higher dividend income when compared to the related index. The investment strategy is designed to be implemented on an annual basis. Investors who hold Units through Portfolio termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust every twelve months.

Except as described herein, the publisher of the indices has not participated in any way in the creation of the Portfolio or in the selection of stocks included in the Portfolio and has not approved any information herein relating thereto. The publisher of these indices is not affiliated with the Sponsor.

The Dow Jones U.S. Indices are products of S&P Dow Jones Indices, a licensed trademark of CME Group Index Services LLC (“CME”), and have been licensed for use. “Dow Jones®”, the Dow Jones U.S. Indices and S&P Dow Jones Indices are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed for use for certain purposes by the Sponsor. The Portfolio is not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates. Dow Jones, CME and their respective affiliates make no representation or warranty, express or implied, to the owners of the Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Portfolio particularly. The only relationship of Dow Jones, CME or any of their respective affiliates to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones U.S. Indices, which are determined, composed and calculated by CME without regard to Sponsor or the Portfolio. Dow Jones and CME have no obligation to take the needs of the Sponsor or the owners of the Portfolio into consideration in determining, composing or calculating the Dow Jones U.S. Indices. Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Portfolio to be issued or in the determination or calculation of the equation by which the Portfolio is to be converted into cash. Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the Portfolio. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Portfolio currently being issued by the Sponsor, but which may be similar to and competitive with the Portfolio. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones U.S. Indices. It is possible that this trading activity will affect the value of the Dow Jones U.S. Indices and the Portfolio.

DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES U.S. INDICES OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES U.S. INDICES OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES U.S. INDICES OR ANY DATA

INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND THE SPONSOR, OTHER THAN THE LICENSORS OF CME.

Neither the Portfolio Consultant, if any, nor the Sponsor manages your Portfolio. You should note that the Sponsor applied the selection criteria to the Securities for inclusion in your Portfolio prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in the Portfolio, taken as a whole, which are represented by the Units.

RISK FACTORS

All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

Market Risk. Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security of the issuer. Certain geopolitical and other events, including environmental events and public health events such as epidemics and pandemics, may have a global impact and add to instability in world economies and markets generally. Changing economic, political or financial market conditions in one country or geographic region could adversely affect the market value of the securities held by your Portfolio in a different country or geographic region due to increasingly interconnected global economies and financial markets.

For example, Following Russia's invasion of Ukraine in late February 2022, various countries, including the United States and members of NATO and the European Union (“EU”), issued broad-ranging economic sanctions against Russia and Belarus. The resulting responses to the military actions (and potential further sanctions in response to continued military activity), the potential for military escalation and other corresponding events have had, and could continue to have, severe negative effects on regional and global economic and financial markets, including increased volatility, reduced liquidity and overall uncertainty. The negative impacts may be particularly acute in certain sectors including, but not limited to, energy and financials. Russia may take additional counter measures or retaliatory actions (including cyberattacks), which could exacerbate negative consequences on global financial markets. The duration of ongoing hostilities and corresponding sanctions and related events cannot be predicted. Further, the more recent hostilities by Hamas and Iran against Israel, and the possibility further military escalation in the Middle East, may negatively impact certain sectors and possibly certain securities in your Portfolio. The foregoing may result in a negative impact on your Portfolio's performance and the value of an investment in your Portfolio, even beyond any direct investment exposure your Portfolio may have to Russian issuers located or operating in the affected or adjoining geographic regions.

Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund.

Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a common stock is unwilling or unable to pay dividends on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer’s board of directors and the amount of any dividend may vary over time. If dividends received by your Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for your Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See “Taxation”.

Strategy Correlation. The Dow Jones Total Market Portfolio, Enhanced Index Strategy involves the risk that its performance will not sufficiently correspond with the hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as:

•	the impracticability of owning each of the strategy stocks with the exact weightings at a given time,
•	strategy performance is based on a calendar year strategy while portfolios are created at various times during the year and have 15 month terms,
•	your Portfolio may not be fully invested at all times, and
•	fees and expenses of your Portfolio.

In addition, the stock selection strategy of the Portfolio may not be successful in identifying stocks that appreciate in value or pay significant dividends. The Portfolio may not achieve its objective if this happens.

Sector Risks. Your Portfolio may invest significantly in certain sectors. Any negative impact on the related sector will have a greater impact on the value of Units than on a portfolio diversified over several sectors. You should understand the risks of these sectors before you invest.

The relative weighting or composition of your Portfolio may change during the life of your Portfolio. Following the Initial Date of Deposit, the Sponsor intends to issue additional Units by depositing in your Portfolio additional securities in a manner consistent with the provisions described in the above section entitled “The Portfolio”. As described in that section, it may not be possible to retain or continue to purchase one or more Securities in your Portfolio. In addition, due to certain limited circumstances described under “Portfolio Administration”, the composition of the Securities in your Portfolio may change. Accordingly, the fluctuations in the relative weighting or composition of your Portfolio may result in concentrations (25% or more of the Portfolio’s assets) in securities of a particular type, sector and/or geographic region. As of the Initial Date of Deposit, your Portfolio was significantly invested in the following, to the extent described below.

Information Technology Issuers. Your Portfolio is concentrated in companies in the information technology sector. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions.

Companies in this sector face risks from rapid changes in technology, competition, dependence of products or services, patent termination, frequent new products and government regulation. These companies can also be adversely affected by interruption or in supply of components or loss of key customers and failure to comply with certain industry standards.

An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology can have a negative impact on the company's results. Information technology companies may also be smaller and/or less experienced companies with limited product lines, markets or resources. Stocks of some Internet companies have high price-to-earnings ratios with little or no earnings histories. Information technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company.

This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

Financial Services Issuers. The Dow Jones Total Market Portfolio, Enhanced Index Strategy invests significantly in financial services companies. Companies in the financial services sector include, but are not limited to, companies involved in activities such as banking, mortgage finance, consumer finance, specialized finance, industrial finance and leasing, investment banking and brokerage, asset management and custody, corporate lending, insurance, and financial investment. In general, financial services issuers are substantially affected by changes in economic and market conditions, including: the liquidity and volatility levels in the global financial markets; interest rates, as well as currency and commodities prices; investor sentiment; the rate of corporate and consumer defaults; inflation and unemployment; the availability and cost of capital and credit; exposure to various geographic markets or in commercial and residential real estate; competition from new entrants in their fields of business; extensive government regulation; and the overall health of the U.S. and international economies. Due to the wide variety of companies in the financial services sector, they may behave and react in different ways in response to changes in economic and market conditions.

Companies in the financial services sector are subject to several distinct risks. Such companies may be subject to systematic risk, which may result due to factors outside the control of a particular financial institution — like the failure of another, significant financial institution or material disruptions to the credit markets — that could adversely affect the ability of the financial institution to operate normally or may impair its financial condition. Financial services companies are typically affected by changes in interest rates, and may be disproportionally affected as a result of volatile and/or rising interest rates.

Certain financial services companies may themselves have concentrated portfolios, which makes them vulnerable to economic conditions that affect that sector. Companies in this sector are often subject to credit risk, meaning they may have exposure to investments or agreements which under certain circumstances may lead to losses. The financial services sector may be adversely affected by global developments including recessionary conditions, deterioration in the credit markets and concerns over sovereign debt. This may increase the credit risk, and possibility of default, of bonds issued by such institutions faced with these problems. In addition, the liquidity of certain debt instruments may be reduced or eliminated due to the lack of available market makers. There can be no assurance that the risks associated with investment in financial services issuers will decrease even assuming that the U.S. and/or foreign governments and agencies take steps to address problems that may arise.

Most financial services companies are subject to extensive governmental regulation, which limits their activities and may affect their ability to earn a profit from a given line of business. This also exposes financial services issuers to regulatory risk, where certain financial services companies may suffer setbacks if regulators change the rules under which they operate. Challenging economic and political conditions, along with increased public scrutiny during the past several years, led to new legislation and increased regulation in the U.S. and abroad, creating additional difficulties for financial institutions. Regulatory initiatives and requirements that were proposed around the world may be inconsistent or may conflict with previous regulations to which financial services issuers were subject, thereby resulting in higher compliance and legal costs, as well as the potential for higher operational, capital and liquidity costs. Proposed or enacted regulations may further limit the amounts and types of loans and other financial commitments certain financial services issuers can make, and further, may limit the interest rates and fees they can charge, the prices they can charge and the amount of capital they must maintain. These laws and regulations may affect the manner in which a particular financial institution does business and the products and services it may provide. Increased regulation may restrict a company’s ability to compete in its current businesses or to enter into or acquire new businesses. New regulations may reduce or limit a company’s revenue or impose additional fees, limit the scope of their activities, increase assessments or taxes on those companies and intensify regulatory supervision, adversely affecting business operations or leading to other negative consequences.

Among the most prominent pieces of U.S. legislation following the 2008 financial crisis was the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), enacted into federal law on July 21, 2010. The Dodd-Frank Act included reforms and refinements to modernize existing laws to address emerging risks and issues in the nation’s evolving financial system. It also established entirely new regulatory regimes, including in areas such as systemic risk regulation, over-the-counter derivatives market oversight, and federal consumer protection. The Dodd- Frank Act intended to cover virtually all participants in the financial services sector for years to come, including banks, thrifts, depository institution holding companies, mortgage lenders, insurance companies, industrial loan companies, broker-dealers and other securities and investment advisory firms, private equity and hedge funds, consumers, numerous federal agencies and the federal regulatory structure. In particular, certain provisions of the Dodd-Frank Act increased the capital requirements of certain financial services companies supervised by the Federal Reserve, resulting in such companies incurring generally higher deposit premiums. These types of regulatory changes led to some adverse effects on certain financial services issuers and decreases in such issuers’ profits or revenues.

The Economic Growth, Regulatory Relief and Consumer Protection Act (the “Relief Act”), enacted into federal law on May 23, 2018, introduces changes on several aspects of the U.S. financial sector. The Relief Act dilutes some of the stringent regulations imposed by the Dodd-Frank Act and aims to make things easier for small-and medium-sized U.S. banks – however, all banks will remain regulated. The Relief Act will relieve small- and medium-sized banks from major regulatory compliance costs linked with stricter scrutiny. The Relief Act may lead to further deregulation and roll-back of the Dodd-Frank Act and the Sponsor is unable to predict the impact that such changes may have on financial services issuers.

Financial services companies operating in foreign countries are also subject to regulatory and interest rate concerns. In particular, government regulation in certain foreign countries may include controls on interest rates, credit availability, prices and currency transfers. The departure of any EU member from use of the Euro could lead to serious disruptions to foreign exchanges, operations and settlements, which may have an adverse effect on financial services issuers. More recently, there is particular uncertainty regarding the state of the EU following the United Kingdom's ("U.K.") official exit from the EU on January 31, 2020 ("Brexit"). While a trade deal was negotiated and provisionally went into effect on January 1, 2021, Brexit marks the first time that a significant member of the EU will have left. The precise impact of the Brexit decision will only become clearer as Brexit progresses. The effect that Brexit may have on the global financial markets or on the financial services companies in your Portfolio is uncertain.

Commercial banks (including “money center” regional and community banks), savings and loan associations and holding companies of the foregoing are especially subject to adverse effects of volatile interest rates, concentrations of loans in particular industries or classifications (such as real estate, energy, or sub-prime mortgages), and significant competition. The profitability of these businesses is to a significant degree dependent on the availability and cost of capital funds. Economic conditions in the real estate market may have a particularly strong effect on certain banks and savings associations. Commercial banks and savings associations are subject to extensive federal and, in many instances, state regulation. Neither such extensive regulation nor the federal insurance of deposits ensures the solvency or profitability of companies in this industry, and there is no assurance against losses in securities issued by such companies.

Insurance companies are particularly subject to government regulation and rate setting, potential antitrust and tax law changes, and industry-wide pricing and competition cycles. Property and casualty insurance companies also may be affected by weather, terrorism, long-term climate changes, and other catastrophes. Life and health insurance companies may be affected by mortality and morbidity rates, including the effects of epidemics. Individual insurance companies may be exposed to reserve inadequacies, problems in investment portfolios (for example, real estate or “junk” bond holdings) and failures of reinsurance carriers.

Many of the investment considerations discussed in connection with banks and insurance companies also apply to other financial services companies. These companies are subject to extensive regulation, rapid business changes, and volatile performance dependent on the availability and cost of capital and prevailing interest rates and significant competition. General economic conditions significantly affect these companies. Credit and other losses resulting from the financial difficulty of borrowers or other third parties have a potentially adverse effect on companies in this industry. Investment banking, securities brokerage and investment advisory companies are particularly subject to government regulation and the risks inherent in securities trading and underwriting activities.

The financial condition of customers, clients and counterparties, including other financial institutions, could adversely affect financial services issuers. Financial services issuers are interrelated as a result of market making, trading, clearing or other counterparty relationships. Many of these transactions expose financial services issuers to credit risk as a result of the actions of, or deterioration in, the commercial soundness of other counterparty financial institutions. Economic and market conditions may increase credit exposures due to the increased risk of customer, client or counterparty default. Downgrades to the credit ratings of financial services issuers could have a negative effect on liquidity, cash flows, competitive position, financial condition and results of operations by significantly limiting access to funding or capital markets, increasing borrowing costs or triggering increased collateral requirements. Financial services issuers face significant legal risk, both from regulatory investigations and proceedings, as well as private actions. Profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

Consumer Discretionary & Consumer Staples. The Portfolio invests significantly in companies that manufacture or sell various consumer products. General risks of these companies include the overall state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers’ disposable income can negatively impact spending habits. Global factors including political developments, imposition of import controls, fluctuations in oil prices, and changes in exchange rates may adversely affect issuers of consumer products and services.

Competitiveness in the retail industry may require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but may require sophisticated technology to remain competitive. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace. Consumer products and services companies may be subject to government regulation affecting their products and operations which may negatively impact performance. Tobacco companies may be adversely affected by new laws, regulations and litigation.

Smaller Capitalization Companies. Certain of the securities held by the Dow Jones Total Market Portfolio, Enhanced Index Strategy may be issued by small capitalization and mid capitalization (collectively “smaller cap”) companies. Investing in stocks of smaller cap companies may involve greater risk than investing in stocks of larger capitalization companies, since they can be subject to more abrupt or erratic price movements. Many smaller cap companies will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of smaller cap companies is relatively higher than larger, older and more mature companies. This greater price volatility of smaller cap companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some smaller cap companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company's business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in your Portfolio, or on the tax treatment of your Portfolio or of your investment in your Portfolio. In addition, litigation regarding any of the issuers of the Securities, or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. The market for certain investments may become less liquid or illiquid due to adverse changes in the conditions of a particular issuer or due to adverse market or economic conditions. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of your Portfolio, may be adversely affected. No one can guarantee that a liquid trading market will exist for any security.

Cybersecurity Risk. With the increased use of technologies such as the Internet to conduct business, your Portfolio may be susceptible to operational, information security and related risks. Cybersecurity incidents involving your Portfolio and its service providers (including, without limitation, the Sponsor and the Trustee) have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, impediments to trading, the inability of Unitholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or othercompensation costs, and/or additional compliance costs. Similar adverse consequences could result from cybersecurity incidents affecting issuers of securities in which your Portfolio invests, counterparties with which your Portfolio engages, governmental and other regulatory authorities, exchanges and other financial market operators, banks, brokers, dealers, insurance companies, other financial institutions and other parties. Your Portfolio and its Unitholders could be negatively impacted as a result.

No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING

General. Units are offered at the Public Offering Price which consists of the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 1.85% of the Public Offering Price per Unit (1.885% of the aggregate offering price of the Securities) at the time of purchase.

The initial sales charge is the difference between the total sales charge amount (maximum of 1.85% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the fixed dollar creation and development fee (initially $0.185 per Unit). Depending on the Public Offering Price per Unit, you pay the initial sales charge at the time you buy Units. The deferred sales charge is fixed at $0.135 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the “Fee Table.” If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the “transactional sales charge.” The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under “Expenses.” The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as of the close of the initial offering period as described in the “Fee Table.” If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. After the initial offering period the maximum sales charge will be reduced by 0.50%, reflecting the previous collection of the creation and development fee. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the “Fee Table” if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the “Fee Table” if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 1.85% of the Public Offering Price per Unit.

The “Fee Table” shows the sales charge calculation at a $10 Public Offering Price per Unit. At a $10 Public Offering Price, there is no initial sales charge during the initial offering period. If the Public Offering Price exceeds $10 per Unit, you will pay an initial sales charge equal to the difference between the total sales charge and the sum of the remaining deferred sales charge and the creation and development fee. For example, if the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.259 (1.85% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.074, a deferred sales charge of $0.135 and the creation and development fee of $0.050. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by your Portfolio. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.111 (1.85% of the Public Offering Price per Unit), which consists of an initial sales charge (credit) of -$0.074, a deferred sales charge of $0.135 and a creation and development fee of $0.050.

The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

Reducing Your Sales Charge. The Sponsor offers ways for you to reduce the sales charge that you pay. It is your financial professional’s responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount to be eligible for a reduced sales charge. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive “fee based” charge (“Fee Based”) is imposed (“Fee Accounts”). If Units of the Portfolio are purchased for a Fee Account and the Portfolio is subject to a Fee Based charge (i.e., the Portfolio is “Fee Based Eligible”), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor. Please refer to the section called “Fee Accounts” for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to the Portfolio. Fee Based Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this paragraph and under the “Fee Accounts” section found below.

Certain Self-Directed Brokerage Platforms. Purchases of Units through E*TRADE and/or any other Morgan Stanley self-directed brokerage platform will be executed at the Public Offering Price less the applicable dealer concession.

Employees. Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons) of Invesco Capital Markets, Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm, including any eligibility limitations enforced by the selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, your Portfolio must charge these amounts per unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

Unit Price. The Public Offering Price of Units will vary from the amounts stated under “Essential Information” in accordance with fluctuations in the prices of the underlying Securities in your Portfolio. The initial price of the Securities upon deposit by the Sponsor was determined by the Evaluator. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term “business day”, as used herein and under “Rights of Unitholders--Redemption of Units”, means any day on which the New York Stock Exchange is open for regular trading. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

The value of portfolio securities is based on the securities’ market price when available. When a market price is not readily available, including circumstances under which the Evaluator determines that a security’s market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Evaluator or an independent pricing service used by the Evaluator. In these cases, the Portfolio’s net asset value will reflect certain portfolio securities’ fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to your Portfolio.

During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to your Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, fees paid to any Portfolio Consultant for assisting the Sponsor in the selection process, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when your Portfolio pays these costs.

Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

Unit Sales Concessions. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period of 1.25% of the Public Offering Price per Unit.

Volume Concession Based Upon Annual Sales. As described below, broker-dealers and other selling agents may in certain cases be eligible for an additional concession based upon their annual eligible sales of all Invesco fixed income and equity unit investment trusts. Eligible sales include all units of any Invesco unit investment trust underwritten or purchased directly from Invesco during a trust’s initial offering period. For purposes of this concession, trusts designated as either “Invesco Unit Trusts, Taxable Income Series” or “Invesco Unit Trusts, Municipal Series” are fixed income trusts, and trusts designated as “Invesco Unit Trusts Series” are equity trusts. In addition to the regular concessions or agency commissions described above in “Unit Sales Concessions” all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Invesco unit investment trusts during the previous consecutive 12-month period through the end of the most recent month. The Volume Concession, as applicable to equity and fixed income trust units, is set forth in the following table:

	Volume Concession
Total Sales	Equity Trust	Fixed Income
(in millions)	Units	Trust Units
$25 but less than $100	0.035%	0.100%
$100 but less than $150	0.050	0.100
$150 but less than $250	0.075	0.100
$250 but less than $1,000	0.100	0.100
$1,000 but less than $5,000	0.125	0.100
$5,000 but less than $7,500	0.150	0.100
$7,500 or more	0.175	0.100

Broker-dealers and other selling firms will not receive the Volume Concession on the sale of units purchased in Fee Accounts, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the Volume Concession table above. Secondary market sales of all unit investment trusts are excluded for purposes of the Volume Concession. Eligible dealer firms and other selling agents include clearing firms that place orders with Invesco and provide Invesco with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of the concessions or agency commissions from time to time. For a trust to be eligible for this additional compensation, the trust’s prospectus must include disclosure related to this additional compensation.

Additional Information. Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the applicable sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of your Portfolio and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolio and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under “Unit Distribution” above, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Portfolio on the Initial Date of Deposit as well as on subsequent deposits. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor’s business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934, as amended (“1934 Act”).

The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under “Right of Unitholders--Redemption of Units”). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See “Rights of Unitholders--Redemption of Units”. Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor’s bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS

Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans’ provisions and does not itself establish such plans.

FEE ACCOUNTS

As described above, Units may be available for purchase by investors in Fee Accounts where the Portfolio is Fee Based Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if the Portfolio is Fee Based Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge	0.00%
Deferred sales charge	0.00
Transactional sales charge	0.00%
Creation and development fee	0.50%
Total sales charge	0.50%

You should consult the “Public Offering--Reducing Your Sales Charge” section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the Portfolio. To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with one of the Fee Based CUSIP numbers set forth under “Essential Information,” either Fee Based Cash for cash distributions or Fee Based Reinvest for the reinvestment of distributions in additional Units, if available. See “Rights of Unitholders--Reinvestment Option.”

RIGHTS OF UNITHOLDERS

Distributions. With respect to your Portfolio, dividends and interest, net of expenses, and any net proceeds from the sale of Securities received by your Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under “Essential Information”. Distributions made by the securities in your Portfolio include ordinary income, but may also include sources other than ordinary income such as returns of capital, loan proceeds, short-term capital gains and long-term capital gains (see “Taxation--Distributions”). In addition, your Portfolio will generally make required distributions at the end of each year because it is structured as a “regulated investment company” for federal tax purposes. Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally one business day after Units are ordered, or as otherwise as may be required by the applicable rules under the 1934 Act). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. See “Rights of Unitholders--Reinvestment Option”.

Dividends and interest received by your Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder’s pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

Historical and Estimated Distributions. The historical annual income per Unit, and estimated initial distribution per Unit (if any), may be shown under “Essential Information.” These figures are based on distribution data from the 12 month period preceding the Initial Date of Deposit. Generally, these figures are based upon several recently declared dividends or distributions within the preceding 12 month period, as well as interim and final dividends or distributions of foreign issuers (accounting for any foreign withholding taxes or additional declared distributions). With respect to domestic common stock issuers, these figures are typically based upon the most recent ordinary quarterly dividend, which is annualized. However, common stocks do not assure dividend payments and therefore the amount of future dividend income to your Portfolio is uncertain. The actual net annual distributions may decrease over time because a portion of the Securities included in your Portfolio will be sold to pay for the organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during your Portfolio’s life. Dividend and income conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends/income paid or declared over several years or other periods may be used to calculate historical annual distributions. The actual net annual income distributions you receive will vary from the historical annual distribution amount due to changes in dividends and distribution amounts paid by the issuers; currency fluctuations; the sale of Securities to pay any deferred sales charge; Portfolio fees and expenses; and with changes in your Portfolio such as the acquisition, call, maturity or sale of Securities. Due to these and various other factors, actual income received by your Portfolio will most likely differ from the most recent dividends or scheduled income payments.

Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers for either “Cash” distributions or “Reinvest” for the reinvestment of distributions are set forth under “Essential Information”. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company (“DTC”) or purchase a Reinvest (or Fee Based Reinvest in the case of Fee Based Eligible Units held in Fee Accounts) CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder’s election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 calendar days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. Distributions will be taxable to Unitholders if paid in cash or automatically reinvested in additional Units. See “Taxation”.

A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than one business day (or as otherwise may be required by the applicable rules under the 1934 Act) following satisfactory tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The “date of tender” is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

Unitholders tendering 1,000 or more Units of your Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the initial offering period or within 30 calendar days of the Portfolio’s termination. Your Portfolio generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder’s broker-dealer at DTC. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder’s in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an in kind distribution is the Sponsor or an affiliated person of the Portfolio, the Trustee may make an in kind distribution to such Unitholder provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder. Unitholders will incur transaction costs in liquidating securities received in an in-kind distribution, and any such securities received will be subject to market risk until sold. In the event that any securities received in-kind are illiquid, Unitholders will bear the risk of not being able to sell such securities in the near term, or at all.

The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of the Portfolio will be, and the diversity of the Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See “Taxation”.

The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in the Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price are not reduced by the estimated organization costs or the creation and development fee. For these purposes, the Evaluator will determine the value of the Securities as described under “Public Offering--Unit Price”.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates (see “Rollover” below), you may be able to exchange your Units for units of other Invesco unit trusts. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. A rollover or exchange is a taxable event to you. We may discontinue this option at any time.

Rollover. We may offer a subsequent series of your Portfolio for a Rollover when the Portfolio terminates.

On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or (2) receive a cash distribution.

If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as your current Portfolio. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by your Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the “wash sale” tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See “Taxation”.

Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at DTC. Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

Reports Provided. Unitholders will receive a statement of dividends and other amounts received by the Portfolio for each distribution.

In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

•	A summary of transactions in your Portfolio for the year;
•	A list of any Securities sold during the year and the Securities held at the end of that year by your Portfolio;
•	The Redemption Price per Unit and the number of Units outstanding, computed on the 31st day of December of such year (or the last business day before); and

•	Amounts of income and capital distributed during the year.

Annual statements are made available at www.invesco.com/us/en/accounts/tax-center within a reasonable period of time after the end of each calendar year. You may also request an annual statement be sent to you by calling the Trustee at 800-856-8487. Unitholders may obtain evaluations of the Securities upon request to the Trustee.

If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION

Portfolio Administration. Your Portfolio is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by the Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

The Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to your Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that the Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.

When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for the Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of Portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolio, the Sponsor or dealers participating in the offering of Units.

Pursuant to an exemptive order, your Portfolio may be permitted to sell Securities to a new trust when it terminates if those Securities are included in the new trust. The exemption may enable your Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

Termination. Your Portfolio will terminate on the Mandatory Termination Date specified under “Essential Information” or upon the sale or other disposition of the last Security held in the Portfolio. The Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the “Minimum Termination Value”). The Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If the Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee may begin to sell Securities in connection with the Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Qualified Unitholders may elect an in kind distribution of Securities, provided that Unitholders may not request an in kind distribution of Securities within 30 calendar days of the Portfolio’s termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under “Rights of Unitholders--Redemption of Units”, provided that, in connection with an in kind distribution election more than 30 calendar days prior to termination, Unitholders tendering 1,000 or more Units of the Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of the Portfolio’s expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolio. See “Additional Information”.

Limitations on Liabilities. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee or Evaluator may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on the Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.

Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Portfolio, and is a wholly owned subsidiary of Invesco Advisers, Inc. (“Invesco Advisers”). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. Invesco Capital Markets, Inc.'s principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of December 31, 2023, the total stockholders’ equity of Invesco Capital Markets, Inc. was $54,952,802.95 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $1,585.3 billion as of December 31, 2023.

Invesco Capital Markets, Inc. in its capacity as your Portfolio's Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.’s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about Invesco Capital Markets, Inc.

If Invesco Capital Markets, Inc. shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor and/or Evaluator at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street -22W, New York, New York 10286, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee’s qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor’s ability to remove and replace the Trustee. See “Additional Information”.

TAXATION

This section summarizes some of the principal U.S. federal income tax consequences of owning Units of your Portfolio. Tax laws and interpretations are subject to change, possibly with retroactive effect. This summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your alternative minimum, state, local or foreign tax consequences of investing in the Portfolio.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in your Portfolio.

Additional information related to taxes is contained in the Information Supplement. As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Portfolio Status. Your Portfolio intends to elect and to qualify annually as a "regulated investment company" ("RIC") under the federal tax laws. If your Portfolio qualifies under the tax law as a RIC and distributes its income in the manner and amounts required by the RIC tax requirements, the Portfolio generally will not pay federal income taxes. But there is no assurance that the distributions made by your Portfolio will eliminate all taxes for every year at the level of your Portfolio.

Distributions. Portfolio distributions are generally taxable. After the end of each year, you will receive a tax statement reporting your Portfolio's distributions, including the amounts of ordinary income distributions and capital gains dividends. Your Portfolio may make taxable distributions to you even in periods during which the value of your Units has declined. Ordinary income distributions are generally taxed at your federal tax rate for ordinary income, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed, under current federal law, at capital gains tax rates. Certain ordinary income dividends on Units that are attributable to qualifying dividends received by your Portfolio from certain corporations may be reported by the Portfolio as being eligible for the dividends received deduction for corporate Unitholders provided certain holding period requirements are met. Income from the Portfolio and gains on the sale of your Units may also be subject to a 3.8% federal tax imposed on net investment income if your adjusted gross income exceeds certain threshold amounts, which currently are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. In addition, your Portfolio may make distributions that represent a return of capital for tax purposes to the extent of the Unitholder's basis in the Units, and any additional amounts in excess of basis would be taxed as a capital gain. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat certain distributions made to you in January as if you had received them on December 31 of the previous year.

A distribution paid by your Portfolio reduces the Portfolio's net asset value per Unit on the date paid by the amount of the distribution. Accordingly, a distribution paid shortly after a purchase of Units by a Unitholder would represent, in substance, a partial return of capital, however, it would be subject to income taxes.

Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units from the amount you receive for the sale of the Units. Your initial tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

Capital Gains and Losses and Certain Ordinary Income Dividends. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.

In certain circumstances, ordinary income dividends received by an individual Unitholder from a RIC such as your Portfolio may be taxed at the same federal rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualified dividend income received by the Portfolio itself. Qualified dividend income means dividends paid to the Portfolio (a) by domestic corporations, (b) by foreign corporations that are either (i) incorporated in a possession of the United States or (ii) are eligible for benefits under certain income tax treaties with the United States that include an exchange of information program, or (c) with respect to stock of a foreign corporation that is readily tradeable on an established securities market in the United States. Both the Portfolio and the Unitholder must meet certain holding period requirements to qualify Portfolio dividends for this treatment. Income derived from investments in derivatives, fixed-income securities, U.S. real estate investment trusts, passive foreign investment companies, and income received "in lieu of" dividends in a securities lending transactions generally is not eligible for treatment as qualified dividend income. If the qualified dividend income received by the Portfolio is equal to 95% (or a greater percentage) of the Portfolio's gross income (exclusive of net capital gain) in any taxable year, all of the ordinary income dividends paid by the Portfolio will be qualified dividend income. Your Portfolio will provide notice to its Unitholders of the amount of any distribution which may be taken into account as qualified dividend income which is eligible for capital gains tax rates. There is no requirement that tax consequences be taken into account in administering your Portfolio.

In Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in kind distribution of Portfolio securities when you redeem your

Units. In general, this distribution will be treated as a sale for federal income tax purposes and you will recognize gain or loss, based on the value at that time of the securities and the amount of cash received, and subject to certain limitations on the deductibility of losses under the tax law.

Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it would generally be considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. The deductibility of capital losses is subject to other limitations in the tax law.

Deductibility of Portfolio Expenses. Expenses incurred and deducted by your Portfolio will generally not be treated as taxable income to you. In certain cases if your Portfolio is not considered "publicly offered" under the Code, each U.S. Unitholder that is either an individual, trust or estate will be treated as having received a taxable distribution from the Portfolio in the amount of that U.S. Unitholder's allocable share of certain of the Portfolio's expenses for the calendar year, and these fees and expenses will be treated as miscellaneous itemized deductions of those U.S. Unitholders. The deductibility of expenses that are characterized as miscellaneous itemized deductions, which include investment expenses, is suspended for tax years beginning prior to January 1, 2026.

Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), generally, subject to applicable tax treaties, distributions to you from your Portfolio will be characterized as dividends for federal income tax purposes (other than dividends that your Portfolio reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. You may be eligible under certain income tax treaties for a reduction in withholding rates. However, distributions received by a foreign investor from your Portfolio that are properly reported by the trust as capital gain dividends, interest-related dividends paid by the Portfolio from its qualified net interest income from U.S. sources and short-term capital gain dividends, may not be subject to U.S. federal income taxes, including withholding taxes, provided that your Portfolio makes certain elections and certain other conditions are met.

The Foreign Account Tax Compliance Act ("FATCA"). A 30% withholding tax on your Portfolio's distributions generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA may apply. Under existing regulations, FATCA withholding on gross proceeds from the sale of Units and capital gain distributions from your Portfolio took effect on January 1, 2019; however, recently proposed U.S. tax regulations eliminate FATCA withholding on such types of payments. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Portfolio will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. If more than 50% of the value of the Portfolio's total assets at the end of a fiscal year is invested in foreign securities, the Portfolio may elect to "pass-through" to the Unitholders the amount of foreign income tax paid by the Portfolio in lieu of deducting such amount in determining its investment company taxable income. In such a case, Unitholders will be required (i) to include in gross income, even though not actually received, their respective pro rata shares of the foreign income tax paid by the Portfolio that are attributable to any distributions they receive; and (ii) either to deduct their pro rata share of foreign tax in computing their taxable income or to use it (subject to various limitations) as a foreign tax credit against federal income tax (but not both). No deduction for foreign tax may be claimed by a non-corporate Unitholder who does not itemize deductions or who is subject to the alternative minimum tax. Unitholders may be unable to claim a credit for the full amount of their proportionate shares of the foreign income tax paid by the Portfolio due to certain limitations that may apply. The Portfolio reserves the right not to pass-through to its Unitholders the amount of foreign income taxes paid by the Portfolio.

Backup Withholding. By law, your Portfolio must withhold as backup withholding a percentage (currently 24%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs your Portfolio to do so.

Investors should consult their advisors concerning the federal, state, local and foreign tax consequences of investing in the Portfolio.

PORTFOLIO OPERATING EXPENSES

General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See “Taxation”. These sales will reduce future income distributions. The Sponsor’s, Supervisor’s and Trustee’s fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category “Services Less Rent of Shelter” in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, fees paid to any Portfolio Consultant for assisting the Sponsor in the selection process, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio’s assets at the end of the initial offering period.

Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

Trustee’s Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the “Fee Table” (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee’s compensation for its services to your Portfolio is expected to result from the use of these funds.

Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for providing bookkeeping and administrative services and portfolio supervisory services set forth in the “Fee Table”. These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Invesco unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. The Portfolio may pay the expenses of updating its registration statement each year. The Dow Jones Total Market Portfolio, Enhanced Index Strategy will pay license fees to CME and Horizon Investment Services, LLC for use of certain service marks and other property.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby has been passed upon by Morgan, Lewis & Bockius LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

Independent Registered Public Accounting Firm. The financial statements included in this prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-02754). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about your Portfolio. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC’s Public Reference Section, Washington, DC 20549-0102.

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When Units of your Portfolio are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for a future Portfolio you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of a future Portfolio until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

U-EMSPRO2366

PROSPECTUS
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June 7, 2024

The Dow Jones Total Market Portfolio,

Enhanced Index Strategy 2024-3

Please retain this prospectus for future reference.

Information Supplement

The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2024-3

This Information Supplement provides additional information concerning the risks and operations of your Portfolio which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference). It does not include all of the information that you should consider before investing in the Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor’s unit investment trust division at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515-5456, or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

RISK FACTORS

Price Volatility. Your Portfolio invests in stocks of U.S. and foreign companies, you should understand the risks of investing in stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in your Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of your Portfolio will be positive over any period of time. Because the Portfolio is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments.

Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company’s board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company’s assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

Liquidity. Whether or not the stocks in the Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

Additional Units. The Sponsor may create additional Units of the Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage or acquisition fees.

Voting. Only the Trustee may sell or vote the stocks in the Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

THE INDEXES

The Dow Jones Indices (applicable to the Dow Jones Total Market Portfolio, Enhanced Index Strategy). The Dow Jones U.S. Indices are products of S&P Dow Jones Indices, a licensed trademark of CME Group Index Services LLC (“CME”), and have been licensed for use. “Dow Jones®”, the Dow Jones U.S. Indices and S&P Dow Jones Indices are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed for use for certain purposes by the Sponsor. The Dow Jones Total Market Portfolio, Enhanced Index Strategy is not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates. Dow Jones, CME and their respective affiliates make no representation or warranty, express or implied, to the owners of the Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Portfolio particularly. The only relationship of Dow Jones, CME or any of their respective affiliates to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones U.S. Indices, which are determined, composed and calculated by CME without

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regard to Sponsor or the Portfolio. Dow Jones and CME have no obligation to take the needs of the Sponsor or the owners of the Portfolio into consideration in determining, composing or calculating the Dow Jones U.S. Indices. Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Portfolio to be issued or in the determination or calculation of the equation by which the Portfolio is to be converted into cash. Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the Portfolio. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Portfolio currently being issued by Sponsor, but which may be similar to and competitive with the Portfolio. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones U.S. Indices. It is possible that this trading activity will affect the value of the Dow Jones U.S. Indices and the Portfolio.

DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES U.S. INDICES OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES U.S. INDICES OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES U.S. INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND THE SPONSOR, OTHER THAN THE LICENSORS OF CME.

SPONSOR INFORMATION

Invesco Capital Markets, Inc. is the Sponsor and Evaluator of your Portfolio, and is a wholly owned subsidiary of Invesco Advisers, Inc. (“Invesco Advisers”). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. Invesco Capital Markets, Inc.'s principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of December 31, 2023, the total stockholders’ equity of Invesco Capital Markets, Inc. was $54,952,802.95 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $1,585.3 billion as of December 31, 2023. (This paragraph relates only to Invesco Capital Markets, Inc. in its capacity as your Portfolio's Sponsor and not to your Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).

Invesco Capital Markets, Inc. in its capacity as your Portfolio's Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.’s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

If Invesco Capital Markets, Inc. shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may

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(i) appoint a successor Sponsor and/or Evaluator at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street - 22W, New York, New York 10286, (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for your Portfolio.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for your Portfolio. Such records shall include the name and address of, and the number of Units of your Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Portfolio.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TAXATION

Regulated Investment Companies

The prospectus contains a discussion of certain U.S. federal income tax issues concerning your Portfolio and the purchase, ownership and disposition of Portfolio Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Portfolio Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not

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asked to review and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your Portfolio.

Your Portfolio intends to elect and to qualify annually as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”) and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.

To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, your Portfolio must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from qualified publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Portfolio’s assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Portfolio’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Portfolio controls (by owning 20% or more of the issuer’s outstanding voting securities) and which are engaged in the same, similar or related trades or businesses, or the securities of qualified publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income, if any, each taxable year.

As a regulated investment company, your Portfolio generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code), but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. Your Portfolio intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If your Portfolio retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, your Portfolio distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed or taxed during those years. To prevent application of the excise tax, your Portfolio intends to make its distributions in accordance with the calendar year distribution requirement. Further, if your Portfolio retains any net capital gain, your Portfolio may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Portfolio against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by your Portfolio in October, November or December with a record date in such a month and paid by the Portfolio during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. There is no assurance that distributions made by your Portfolio will be

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sufficient to eliminate all taxes on the Portfolio for all periods. Your Portfolio may make taxable distributions to you even during periods in which the value of your Units has declined.

If the Portfolio failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Portfolio would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxable to Unitholders as ordinary dividend income.

Your Portfolio may be required to withhold as backup withholding federal income tax at the backup withholding rate on all taxable distributions payable to you if you fail to provide your correct taxpayer identification number or to make required certifications, or if the IRS indicates that you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against your federal income tax liability if you timely provide the required information or certification.

If the Portfolio is treated as holding directly or indirectly 10 percent or more of the combined value or voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a “controlled foreign corporation” (a “CFC”) for U.S. federal income tax purposes. In such circumstances, the Portfolio will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the Portfolio’s taxable income whether or not such income is distributed.

If the Portfolio holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Portfolio could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. The Portfolio will not be able to pass through to its Unitholders any credit or deduction for such taxes. The Portfolio may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Portfolio would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Portfolio might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

PORTFOLIO TERMINATION

The Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Portfolio then outstanding or by the Trustee when the value of the Securities owned by the Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). The Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If the Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolio. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate

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orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of the Portfolio his pro rata share of the balance of the Income and Capital Accounts of the Portfolio.

The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolio pursuant to the Rollover Option. There is, however, no assurance that units of any new series of the Portfolio will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

U-EMSSUP2366

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Contents of Registration Statement

This Amendment of the Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Undertaking to File Reports.

The Undertaking Regarding Indemnification.

The Signatures.

The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm.

The following exhibits:

1.1       Trust Agreement.

1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2358 (File No. 333-277890) dated May 2, 2024.
1.2	Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.
1.2.1	Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.
1.3	By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.
1.4	Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.
2.1	Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.
3.1	Opinion and Consent of Counsel as to the legality of securities being registered.
3.3	Opinion of Counsel as to the Trustee and the Trust.
4.1	Consent of Evaluator.
4.2	Consent of Independent Registered Public Accounting Firm.
6.1	List of Officers and Directors of the Depositor. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2266 (File No. 333-268388) dated January 24, 2023.
7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2155 (File No. 333-257835) dated September 2, 2021.

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Undertaking Regarding Indemnification

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

The Registrant, Invesco Unit Trusts, Series 2366, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Invesco Unit Trusts, Taxable Income Series 466; Van Kampen Unit Trusts, Series 427, Series 450, Series 855, Series 894, Series 995, Series 1069, Series 1079, Series 1129, Series 1135, Series 1178, Series 1179, Series 1190, Series 1194, Series 1195, Series 1201, Series 1203, Series 1205, and Series 1384; Invesco Unit Trusts, Series 849, Series 1504, Series 1568, Series 1571, Series 1635, Series 1658, Series 1775, Series 2071, and Series 2087 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Series 2366, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 7th day of June, 2024.

Invesco Unit Trusts, Series 2366

By: Invesco Capital Markets, Inc., as Depositor

By: /s/ TARA BAKER

Vice President, Business Operations and Quality Assurance

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on June 7, 2024, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

Signature	Title
Brian C. Hartigan	Director and Co-President
William S. Geyer	Director and Co-President
Mark W. Gregson	Chief Financial Officer

By: /s/ TARA BAKER
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.